March 17, 2017

VIA EDGAR TRANSMISSION

Ms. Jaea Hahn

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Variable Trust, File Nos. 333-131820 and 811- 21853

Dear Ms. Hahn:

On March 6, 2017, Northern Lights Variable Trust (the "Registrant") filed a preliminary proxy statement with respect to the Power Momentum Index Portfolio and the Power Dividend Index Portfolio (each a "Portfolio"). The proxy statement relates to a shareholder meeting to consider approval of a new investment advisory agreement with the existing interim investment adviser, W.E. Donoghue & Co., LLC (the "Adviser"). In telephone conversations on March 14 and 15, 2017, you provided comments to the preliminary proxy statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used herein have the same meanings given to them in the proxy statement. Redlined changes to the preliminary proxy are provided as an attachment as discussed. At the direction of the Trustees the Portfolios have been renamed such that the Power Momentum Index Portfolio is now the Power Momentum Index VIT Fund, and the Power Dividend Index Portfolio is now the Power Dividend Index VIT Fund. These changes are reflected in the proxy statement, but are not reflected below for the sake of consistency with prior communications.

Comment 1. Please confirm that any bracketed or missing information will be provided in the definitive proxy statement.

Response. The Registrant confirms that all missing and bracketed information will be supplied in the definitive proxy statement.

Comment 2. In the letter to shareholders please provide a date on the letter and refer to the expense cap as available in more detail in the proxy statement.

847268.1

Response. The Registrant has included a date on the letter to shareholders and now refers to the expense cap as available in more detail in the proxy statement.

Comment 3. In the letter to shareholders in the third paragraph please note that management fees waived are not recoverable.

Response. The Registrant has made the requested revision.

Comment 4. In the question and answer section, please include a description noting that the former adviser has declined to further serve.

Response. The Registrant has made the requested revision.

Comment 5. In the question and answer section, please add "Contractual" to sections discussing waivers.

Response. The Registrant has added contractual in relevant portions of the question and answer section and throughout the document.

Comment 6. In the question and answer section, please clarify that 65 basis points was the advisory fee charged by the former adviser and that this is the advisory fee that will be in place for approximately two years with the new adviser.

Response. The Registrant has made the requested revision.

Comment 7. Under the question asking what will happen if the shareholders do not approve the new advisory contract, please consider expanding the description of what other steps the Trustees may take.

Response. The Registrant has reviewed the description of what other courses of action may be considered and believes they are satisfactory. However, it has added a clarifying note that the Trustees may consider a revised advisory agreement with the current interim adviser.

Comment 8. On the Notice page, will there be a control number added to the Notice page?

Response. The Registrant does not believe this is common practice and does not intend to add a control number to the Notice page. However, it does note that the proxy card will have control numbers or such other numerical identifiers.

Comment 9. In the section of the proxy describing the proposal, please further elaborate on the actions that caused as change of control of the former adviser.

Response. The Registrant has amended the disclosure to indicate that the parent company of the former adviser was acquired by Nationwide Life Insurance Company and the former adviser has in effect resigned and declined to further serve the Portfolios.

Comment 10. In the section entitled "PROPOSAL" when first identifying the current interim adviser, please identify them as such.

Response. The Registrant has made the requested amendment.

Comment 11. In the section entitled "PROPOSAL", please consider adding to the description the change of investment objective, principal investment strategy and principal risks for both Portfolios.

Response. The Registrant notes that shareholders have already received notice of these changes and believes that adding them to the proxy statement would tend to lead to confusion and therefore declines to add disclosures related to these elements.

Comment 12. When describing the last shareholder approval of the prior adviser's contract, please include the date of that contract.

Response. The Registrant has included the date of the prior contract.

Comment 13. When describing advisory fees, please provide a net number as well as gross fees and rate fees.

Response. The Registrant has made the requested amendment.

Comment 14. Please review the document for proper present or past tense references.

Response. The Registrant has reviewed the document and has made amendments where it believes that changing past and present tense would be illuminating for the reader.

Comment 15. When describing expense limitation agreements, please include the description of who may terminate such agreement and the recoupment provisions of such agreement.

Response. The Registrant has amended expense limitation related disclosures to include termination terms and recoupment terms.

Comment 16. Supplementally, please disclose whether or not the prior adviser is entitled to recover any previously waived or reimbursed fees.

Response. The prior adviser is not entitled to recover such fees or reimbursements.

Comment 17. In the expense example section, please consider moving the final paragraph to the beginning of the section.

Response. Upon review of the instructions related to the proxy statement, the Registrant does not believe it can move the final paragraph to a different location without deviating from the instructions of the proxy statement form.

Comment 18. Please delete references to 75% when describing net fees.

Response. The Registrant has made such a deletion.

Comment 19. Please disclose the amount of the adviser that is owned by Mr. Minella.

Response. The Registrant has revised its disclosures to indicate the means by which he has indirect controlling ownership and included relevant amounts of indirect ownership.

Comment 20. When describing other funds advised by the proposed adviser, please include information that would indicate how long it has advised these other funds.

Response. The Registrant has amended the other fund disclosures to include the date of commencement of investment operations.

Comment 21. Please provide a supplemental response describing how the Trustees decided to change the investment objective, principal strategies and principal risks of the Portfolios. Please also describe what is meant by "flexible tactical strategy." Please also describe why the Portfolios changed their index.

Response. The proposed adviser requested that the Trustees consider approving a strategic re-casting of the Portfolios such that they would be renamed, have an investment objective, principal strategies and principal risks, and broad based securities market index that align to the proposed adviser's investment experience and expertise. The Trustees agreed with this request , in part because it would give shareholders an opportunity to continue their investment if they chose rather than close the Portfolios. The respective index was changed to align with the respective Portfolio's current strategy. Flexible tactical strategy refers to moving portfolio holdings among asset classes or sub-classes that an adviser believes have the highest expected return.

Comment 22. Please describe supplementally whether any other funds use the indexes specific to these two Portfolios.

Response. The Registrant notes that the other funds identified in the proxy statement use the indexes as an element of their strategy.

Comment 23. Please describe supplementally whether or not the Portfolios will pay the proposed adviser an additional fee for use of its indexes.

Response. The Portfolios do not pay any fee for use of the adviser's indexes.

Comment 24. In the section describing deliberations of the Trustees, please amend them to include what other fund performance was considered; how the indexes were constructed by the proposed adviser; whether the proposed adviser was the index provider; whether other indices were considered by the Trustees; what other actual performance was considered by the Trustees; what peer group benchmark and breakpoints were considered by the Trustees.

Response. Upon review the Registrant notes that the deliberations included represent the previously-approved minutes of the Trustees. The Registrant does not believe it can amend such deliberations without potentially misleading shareholders and creating conflicting disclosures among Portfolio documents.

Comment 25. When describing quorum in the proxy statement, please include a definition.

Response. The Registrant has amended the disclosure to include the meeting-specific quorum.

Comment 26. Please review any items in the prospectus that describes the Trustee's contemplations if the contract with the proposed adviser is not approved for opportunities clarify.

Response. The Registrant has reviewed the disclosures and has made clarifying amendments where it felt these would be helpful to shareholders.

Comment 27. If any affiliated brokerage commissions were paid to the former adviser, so state.

Response. There were none.

Comment 28. In the section describing solicitation costs, please provide a dollar estimate of the cost of hiring solicitors.

Response. The Registrant notes that it has presently discloses that the estimate of the expense is $0 and that any actual expenses will be borne by the proposed adviser.

Comment 29. Please include the fee waiver agreement with the proposed adviser as an exhibit to the Proxy Statement.

Response. The Registrant has included the fee waiver agreement as an exhibit to the Proxy Statement.

Comment 30. Please review the documents for inconsistent use of short cites and defined terms.

Response. The Registrant has review the documents for inconsistent use of short cites and defined terms and made relevant revisions.

If you have any questions, please call Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Attachment

Very truly yours,

/s/ Parker Bridgeport